Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com
March 27, 2020
VIA EDGAR
Kimberly A. Browning, Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    CIM Real Assets & Credit Fund
Registration Statement on Form N-2
(File Nos. 333-229782 and 811-23425)
Dear Ms. Browning:
On behalf of CIM Real Assets & Credit Fund (the “Fund”), set forth below are the Fund’s responses to the additional comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the Fund on March 23, 2020 regarding Pre-Effective Amendment No.2 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-229782 and 811-23425) filed on March 6, 2020 (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

1.
Please file a revised Exhibit (a)(3) of the Registration Statement (the legality opinion) to include a consent of counsel to discuss the legality opinion in the Prospectus. See Rule 436(a) under the Securities Act of 1933 and Footnote 50 to Staff Legal Bulletin No. 19.

Response: The Fund has filed a revised Exhibit (a)(3) of the Registration Statement in accordance with the Staff’s comment.

2.
Please confirm to the Staff that (i) the principal risks and investment strategies of the Fund’s wholly owned subsidiary that are also principal risks and investment strategies of the Fund are disclosed in the Prospectus, and (ii) the principal investment strategies and risks of the Fund disclosed in the Prospectus reflect the aggregate operations of the Fund and its wholly owned subsidiary.

Response: The Fund confirms to the Staff that (i) the principal risks and investment strategies of the Fund’s wholly owned subsidiary that are also principal risks and investment strategies of the Fund are disclosed in the Prospectus, and (ii) the principal investment strategies and risks of the Fund disclosed in the Prospectus reflect the aggregate operations of the Fund and its wholly owned subsidiary.

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March 27 2020 Page 2

3.	Please confirm to the Staff whether the Fund will impose any mandatory arbitration provisions on shareholders in its Registration Statement or any exhibits thereto.
Response: The Fund confirms to the Staff that it will not impose any mandatory arbitration provisions on shareholders in its Registration Statement or any exhibits thereto.

4.
Article X, Section 11 of the Fund’s Amended and Restated Declaration of Trust (Exhibit (a)(3) to the Registration Statement) (the “Declaration of Trust”) contains an exclusive jurisdiction provision. Please add prominent, plain English disclosure to the Prospectus that explains the exclusive jurisdiction provision, including (i) the relevant forum for litigation and (ii) the application of the provision to claims under the federal securities laws. The disclosure should address any uncertainty about enforceability of the provision and state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. Please also include prominent risk disclosure describing any other risks or effects that this exclusive jurisdiction provision has on investors.

Response: The Fund has revised pages 29 and 81of the Registration Statement in accordance with the Staff’s comment.

5.
Article X, Section 11 of the Declaration of Trust also contains a jury trial waiver provision. Please add prominent, plain English disclosure to the Prospectus that explains the provision and indicates whether or not the provision extends to claims under the federal securities laws. The disclosure should address any uncertainty about enforceability of the provision and the effect or impact it would have on claims arising under other laws. Please also ensure that the provision’s risks or other effects on shareholders are prominently disclosed, and disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Fund has revised pages 29 and 81 of the Registration Statement in accordance with the Staff’s comment.

6.
Please supplementally advise the Staff if exclusive jurisdiction or waiver of jury trial provisions appear in any other documents that are filed as exhibits to the Registration Statement aside from the Declaration of Trust.

Response: The Fund confirms to the Staff that aside from such provisions that are contained in the Declaration of Trust, neither exclusive jurisdiction nor a waiver of jury trial provision appears in any document that is filed as an exhibit to the Registration Statement.

7.
We note that significant market events as a result of the coronavirus have occurred since the Registration Statement was filed. Please consider whether the Fund’s disclosure, including its risk disclosure, should be revised based on how these events are affecting the market (including the market for floating-rate investments, to the extent applicable). If the Fund believes that no additional disclosure is warranted, please explain to the Staff supplementally why not.

Response: The Fund has revised page 28 of the Registration Statement to include risk disclosure addressing the recent significant market events that have occurred as a result of the coronavirus.

March 27 2020 Page 3

8.
Please consider whether, under current market conditions, it may take longer than 3 months to invest the proceeds of the Fund’s offering. If Fund expects a delay, please disclose the reasons for such delay and add corresponding risk disclosure. See Guide 1 to Form N-2.

Response: The Fund advises the Staff that it still expects to invest the proceeds of its offering within 3 months of the effective date of the Registration Statement.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218 or Cynthia R. Beyea at (202) 383-0472.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

cc:    Michael Shaffer, Branch Chief
Michael Spratt, Assistant Director
Michael A. Komenda, CIM Group
Tod K. Reichert, OFS Capital Management, LLC
Cynthia R. Beyea, Eversheds Sutherland (US) LLP